Exhibit 1

Transactions in Securities of the Issuer in the Last 60 Days

Nature of Transaction	Amount of Securities (Sold)	Price per Security ($)	Date of Sale

JLA Realty Associates, LLC

Sale of Common Stock	(24,399)	6.000	01/05/2026
Sale of Common Stock	(50,622)	6.000	01/06/2026
Sale of Common Stock	(55,916)	6.244	01/12/2026
Sale of Common Stock	(471)	6.250	01/13/2026
Sale of Common Stock pursuant to Purchase Agreement	(95,000)	6.000	01/16/2026